                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB
     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                           Alliance HealthCard, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


           GEORGIA                                       58-2445301
 -------------------------------           ------------------------------------
 (State of other jurisdiction of           (I.R.S. Employer Identification No.)
 incorporation or organization)


               3500 Parkway Lane, Suite 310, Norcross, GA  30092
              ---------------------------------------------------
              (Address of principal executive offices) (zip code)


                   Issuer's telephone number:  (770) 734-9255

                               -----------------

          Securities to be registered under Section 12(b) of the Act:

    Title of each class                      Name of each exchange on which
    to be so registered                      each class is to be registered

         - NONE -                                       - NONE -
    -------------------                      ------------------------------



          Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.001 Par Value
                         -----------------------------
                                (Title of class)

ITEM 1. DESCRIPTION OF BUSINESS


BUSINESS DEVELOPMENT

     Alliance HealthCard, Inc. (hereinafter, the "Company", "Alliance" or "Alliance HealthCard") was founded in September of 1998 and was originally formed as a limited liability company. The Company was reorganized into a Georgia corporation in February 1999. The business of the Company is to sell membership cards to individuals through a membership organization that receives discounts for health-related products and services from a network of providers and vendors in the United States.


In General

     The Company is in the business of sales of membership cards to individuals through agents, brokers, third party administrators, associations, employers and direct sales. The card enables individuals to receive discounts from a network of providers for a wide range of services in seven major categories: dental, vision, pharmacy, cosmetic surgery, chiropractic, alternative medicine/health life style and hearing. The Company believes that Americans who access the multi-billion dollar healthcare industry through employer sponsored health plans or individual health plans are finding that health care costs are escalating, especially in those areas not covered by their primary health insurance. The opportunity for the Company may grow as employers, in an effort to manage health benefit expenses, may elect to reduce health benefits, increase deductibles, or exclude coverage for certain healthcare services and as individuals, who do not have access to employer sponsored plans or may be underinsured, may choose a health services discount membership card as an alternative to insurance coverage.

     Alliance HealthCard discounts are not to be related in any way to medical insurance or other coverage provided by Medicare or Medicaid. Cardholders and their families will not be subject to preexisting conditions or any other restrictions. The cardholder is simply being provided discounts on quality health-related products and services.

The Network

     The Company contracts with providers who are willing to offer discounts to cardholders. Currently, the Company has 343,000 alternative, supplemental and health care providers, including both national and local service providers in the United States. Providers who join the network may experience an increased level of market exposure that could not otherwise be achieved without significant effort or expense. By being a part of a network offering a wide range of services, the provider may receive exposure to consumers who are not looking for different health care services at present but may need the provider's services in the future. Unlike many other health services programs, providers in the Alliance HealthCard network are not required to complete benefit forms, file reports or manage accounts receivable.

     An in-depth analysis of the health care needs and demographics of potential plan

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members guides the recruitment process of providers. The Company utilizes this analysis in order to provide plan members with readily accessible services.

Membership Group

     The Company is currently developing a clientele of cardholders by selling the membership cards to individuals through agents, brokers, third party administrators, associations, employers and direct sales. The annual base membership is $120 and $192 per family per year for the Alliance Health Gold Card (hereinafter, the "Gold Card") and the Alliance Health Platinum Card (hereinafter, the "Platinum Card"), respectively.

     The Company endeavors to make it convenient and cost effective for its cardholders to locate and access quality providers. To accomplish this goal, the Company carefully selects providers for its network and also distributes a directory of such providers to its cardholders. In addition to the printed directory given to cardholders upon enrollment, an updated provider directory is also available through a toll free number and on the Company's internet site.


PRODUCTS

     The Company offers consumers access to the provider network through the sale of two products, the Gold Card and the Platinum Card (hereinafter referred to collectively as the "Alliance HealthCards").

The Gold Card

     For consumers who access the healthcare industry through employer sponsored health plans or individual health plans, the Company offers the Gold Card for an annual membership fee of $120. For services not generally covered by health insurance plans, the Gold Card offers discounts through the Company's provider network.

     The Company offers Gold Card holders up to twenty service classifications that are often excluded from or limited by other types of health care coverage. The twenty one provider services and their discounts are:

Dental Care                         15-40%  Orthodontics                        23-35%
Vision Care                                 Massage Therapy                     25-35%
   Prescription eyeglasses          10-60%  Electrolysis                        10-30%
   Lasik (vision correction)        10-30%  Acupuncture                         25-40%
   Contact Lenses                   10-60%  Diagnostic Centers                  25-35%
   Sunglasses                       20-50%  Alternative Medicine                20-30%
Hearing Aids                        15-40%  Pain Management                     10-30%
Prescription Drugs                  10-50%  Weight Loss Centers                 10-30%
Chiropractic Care                   30-50%  Nutritionist                        10-30%
Cosmetic Surgery                    10-30%  Personal Training                   10-30%
Mental Health/Life Care             10-30%  Health Clubs                        20-30%

The Platinum Card

     For underinsured and uninsured individuals, the Company offers the Platinum Card at an annual membership fee of $192. The Platinum Card provides all the services of the Gold Card and, in addition, it provides its holders with access to primary care physicians and specialists at a discount from their usual and customary rates. Some of these specialties will include: cardiology, orthopedics, obstetrics, pediatrics, surgical, and internal medicine. The Company believes that the Platinum Card will be of particular interest to consumers who are not covered by group health or individual benefit plans.
These include: food service, agriculture, construction, self employed and semi-retired workers and similar non-salaried employees.


SALES AND MARKETING

     The Company currently employs two full-time sales professionals at its headquarters in Atlanta, Georgia. The Company is currently developing a clientele of cardholders by selling the Alliance HealthCards through broker/agents, insurance companies, associations, the internet, distributing partners and direct sales in the United States.

Broker/Agents

     Brokers and agents who sell health care benefits programs to employers and individuals may use the Alliance HealthCards as a "value added" offering. The Alliance HealthCards are not competitive with the plans they sell, but instead are viewed as complementary product offerings. The Company offers commission programs for sales made through this channel.

Insurance Companies

     The Company is in the process of developing strategic partnerships with small to medium size health insurance companies. The Company believes that the Alliance HealthCards will add value to the traditional insurance plan by offering discounts for services not traditionally covered by most insurance policies without any potential risks to an increase in claims.

Associations

     Sales of the Alliance HealthCards are being offered to various associations and organizations that represent large numbers of consumers not traditionally covered by health benefit plans. The Company can tailor the membership cards to identify the sponsoring association or organization. The Company provides rebates to the associations and organizations based upon first time purchases.

The Internet

     The Company plans to launch a major e-commerce initiative to distribute customized, co-branded discount health cards over the internet through alliances with branded internet

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companies. By co-branding Alliance HealthCards with the internet consumer sites, the Company plans to increase its access to a broad range of consumers who may be seeking alternative and general health services.

Distributing Partners

     The Company is in the process of developing a Distributing Partner Program with several members of its provider network. The Distributing Partner Program will encourage providers to display Alliance HealthCard enrollment information in their places of business. Under this program, an administrative processing fee will be paid for each cardholder enrolled through a provider location.

Direct Sales

     The Company will market cards directly through value packs mailed to consumers' homes, infomercials, newspaper inserts, and strategic use of life style oriented publications.


COMPETITION

     The market for strategic health service discount programs, while new, is already highly competitive. The Company believes that competition will intensify and increase in the future. The Company views its primary direct competitors as Memberworks, First Access, JC Penney and Universal Health Systems. It is possible that some of the Company's competitors have greater financial, managerial or marketing resources than the Company. In addition, these competitors may have pre-existing relationships with providers and consumers.

     The Company has no significant proprietary technology, intellectual property or other competitive advantage that would preclude or inhibit competitors from providing services comparable or superior to the services provided by the Company. In addition, the capital costs associated with starting a health service discount program can be relatively low.

GOVERNMENT REGULATION

     The Company believes that its business is not subject to material regulation under the insurance laws of the United States or any of the states, excluding the state of California. The Company is currently offering its services in the United States, excluding the state of California. Licensing laws and regulations often differ materially between states and within individual states and are subject to amendment and reinterpretation by the agencies charged with their enforcement. The state of California has implemented laws and regulations that may prevent the sale of the health services discount cards. If the Company becomes subject to any licensing or regulatory requirements, the failure to comply with any such requirements could lead to a revocation, suspension or loss of licensing status, termination of contracts and legal and administrative enforcement actions. In addition, the use of the internet in the marketing and distribution of the Company's services is relatively new and presents issues, such as the

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limitations on an insurance regulator's jurisdiction and whether internet service providers, gateways or cybermalls are (a) engaged in the solicitation or sale of insurance policies or (b) otherwise transacting business requiring licensure under the laws of one or more states. Accordingly, the insurance laws and regulations and interpretations thereof are subject to uncertainty and change.

     The Company cannot be sure that a review of its current and proposed operations will not result in a determination that could materially and adversely affect its business, results of operations and financial condition. Moreover, regulatory requirements are subject to change from time to time and may become more restrictive in the future, thereby making compliance more difficult or expensive or otherwise affecting or restricting the Company's ability to conduct its business as now conducted or proposed to be conducted.


EMPLOYEES

     As of February 29, 2000, Alliance HealthCard, Inc. had eight full-time employees including six administrative and executive employees and two sales and marketing employees.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

General

     The Company is a development stage corporation, which commenced operations in September 1998. The Company is currently engaged in the business of sales of membership cards to individuals through agents, brokers, third party administrators, associations, employers, and direct sales. Card members pay $120 per year per family for the Gold Card and $192 per year per family for the Platinum Card. The Company has financed its operations to date through the sale of its securities. See Item 10, "Recent Sales of Unregistered Securities."

Plan of Operations

     During the period from inception (September 30, 1998) through September 30, 1999, the Company primarily concentrated on and completed four major activities which were critical to the success of the business. The four activities were:
i) the development, recruitment and implementation of the provider network; ii) the development and implementation of the infrastructure for the back office administration of card member services which will be managed by a third party administrator; iii) the development of a sales and marketing plan; and iv) the development and completion of the Company's internet site to be utilized for both sales and card member services. The Company began sales of the Gold Card and Platinum Card in December 1999 and February 2000, respectively in Georgia and North Carolina. The Company plans to sell the Alliance HealthCards throughout the United States.

     Since the Company only recently began its operations, it can only focus on its plans for the future, which are summarized below. There can be no assurance that these plans will be realized by the Company.

     The Company's plan of operations over the next twelve months include the implementation of its sales and marketing plan by promoting card sales through agents/brokers, insurance companies, associations, the internet and direct sales in the United States.

     The Company also plans to launch a major e-commerce initiative to distribute customized, co-branded discount health cards over the internet through alliances with branded internet companies over the next six to nine months. An example of a branded internet company would include full service portals that offer content, commerce, and community, all targeted toward women and women's issues. The Company plans to utilize an internet business development company for the implementation of the co-branded discount health cards.

     The Company will also continue to expand its provider network. The next phase of development over the next twelve months will be to try to obtain additional services that are not currently included in other competitors' service offerings. In addition to obtaining additional services for its provider network, the Company will also be developing customized networks for the markets that are more rural in nature.

Results of Operations For The Period From Inception (September 30, 1998) Through December 31, 1999.

     Alliance HealthCard, Inc. is a developmental stage company. The financial results of operations reflect the primary activities of the Company directed toward provider network development, provider implementation and relations, development and implementation of a sales and marketing plan and implementation of the infrastructure for cardholder administration. The Company had a net loss of $725,481 for the period from inception (September 30, 1998) through December 31, 1999 due to the expenses incurred to develop and implement the infrastructure of the Company for network development, card administration, and sales and marketing.

     As of February 29, 2000, the Company had 172 cardholders.

Liquidity and Capital Resources

     The Company's future liquidity and capital requirements will depend upon numerous factors, including the success of its product offerings and competing
market developments.   The Company is a development stage business and has not
yet achieved profitable operations. The Company intends to fund its ongoing development and operations through a combination of sales and borrowings for the next twelve months. The Company has a commitment from Suntrust Bank in Atlanta, Georgia for a line of credit of $500,000 to be secured by personal guaranties by certain members of the board of directors.

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

FORWARD LOOKING STATEMENTS

     This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and, the pace and success of member card sales. These and other factors may cause expectations to differ.


YEAR 2000 IMPACT STATEMENT

     The Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.


ITEM 3.  DESCRIPTION OF PROPERTY

     The Company's executive offices are located in Norcross, Georgia, consisting of approximately 2,000 square feet of space subleased from SpecialNet, Inc., a company which Robert D. Garces, the Chairman of the Board of the Company, has a 25% ownership. The sublease is a month to month tenancy at approximately $4,300 per month, which includes the use of reception, office furniture, telephone system, copying and other office equipment. While the sublease was not negotiated at arms-length, the Company believes the terms of the sublease are comparable to what it would pay for such space, services, and other office equipment on the open market. (See Item 7, "Certain Relationships and Related Transactions").

     The Company believes that it has adequate office space for its current operations. However, as the staffing of the Company increases, the Company plans to lease additional space as needed.

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

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth certain information regarding the beneficial ownership of the shares of the Company's outstanding Common Stock as of February 29, 2000 by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and
(iii) all directors and executive officers as a group.

                                               Common Stock
                                --------------------------------------------
                                      Shares of              Percent of
                                     Common Stock            Common Stock
Name and Address                 Beneficially Owned (1)   Beneficially Owned
------------------------------  -----------------------  -------------------

Robert Garces                          263,100 (2)                23.9%
3500 Parkway Lane, Suite 310
Norcross, Georgia  30092

Thomas Kiser                           222,350                    20.2%
3500 Parkway Lane, Suite 310
Norcross, Georgia  30092

Robert Goodyear                          2,000                     0.2%
3500 Parkway Lane, Suite 310
Norcross, Georgia  30092

Howard Chandler, Jr.                   170,550 (3)                15.5%
3500 Parkway Lane, Suite 310
Norcross, Georgia  30092

James Stewart                           34,350                     3.1%
3500 Parkway Lane, Suite 310
Norcross, Georgia  30092

Ronald McDaniel                         10,000                     0.9%
3500 Parkway Lane, Suite 310
Norcross, Georgia  30092

Richard Jackson                         40,000 (4)                 3.6%
3500 Parkway Lane, Suite 310
Norcross, Georgia  30092

Officers and Directors
as a group                             742,350 (5)                67.5%

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

(1) "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both and also includes shares of Common Stock underlying options and warrants to purchase Common Stock which are exercisable within sixty days of the date hereof. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. The percentages are based upon 1,099,800 shares outstanding as of February 29, 2000. Unless otherwise indicated, each person has sole voting and dispositive power with respect to all shares listed opposite his name.
(2) Includes 400 shares held by Mr. Garces' minor children and 350 shares held by Mr. Garces' spouse.
(3)  Includes 1,200 shares held by Mr. Chandler's minor children.
(4) Includes 20,000 shares held by Jackson Investment Group of which Mr. Jackson is a general partner and 20,000 shares held by Mr. Jackson's spouse. Does not include 20,000 options granted to Mr. Jackson at an exercise price of $2.50 per share.
(5) Does not include options for up to 24,000 shares to be granted to Robert Goodyear, Officer, at exercise prices varying from $.70 to $5.00 per share and does not include warrants granted to Jack Flowers, Director to purchase 33,444 shares of Common Stock at $.70 per share.



                      This space intentionally left blank.

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

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth the name, age and position of the executive officers, key employees and directors of the Company as of February 29, 2000.

      Name                         Age                              Position
-------------------------------------------------------------------------------------------------------------

Robert D. Garces                    50                   Chairman of the Board of Directors &
                                                         Chief Executive Officer
-------------------------------------------------------------------------------------------------------------
Thomas Kiser                        37                   Director & President
-------------------------------------------------------------------------------------------------------------
Robert Goodyear                     52                   Chief Operating Officer & Secretary/Treasurer
-------------------------------------------------------------------------------------------------------------
Rita McKeown                        46                   Chief Financial Officer
-------------------------------------------------------------------------------------------------------------
Howard C. Chandler, Jr. M.D.        38                   Director
-------------------------------------------------------------------------------------------------------------
Ronald McDaniel                     61                   Director
-------------------------------------------------------------------------------------------------------------
Jack Flowers                        54                   Director
-------------------------------------------------------------------------------------------------------------
James Stewart,  O.D.                50                   Director
-------------------------------------------------------------------------------------------------------------
Richard Jackson                     48                   Director
-------------------------------------------------------------------------------------------------------------

Robert D. Garces, Chairman of the Board of Directors & Chief Executive Officer

     Mr. Garces is a co-founder of the Company and has served as the Chairman of the Board of Directors and Chief Executive Officer since the Company was organized. Mr. Garces also serves as Chairman and Chief Executive Officer of SpecialNet, Inc., a company he founded in 1994 that provides a network of physicians, hospitals and other ancillary health services to self-

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

insured employers and insurance companies throughout the state of Georgia. In 1996, Mr. Garces co-founded Better Image, Inc. a consolidation of Plastic Surgeons around the United States. Prior to 1994, Mr. Garces started the Atlanta company of Southeastern Medical Consultants, a physician billing and management company which was later sold. During this same period he also founded three companies, all of which were later sold: (i) ARTAC, a software and systems development company for hospital business offices; (ii) Southern Medical Imaging; and (iii) Morgan Health Group. Mr. Garces holds a Bachelor of Arts degree in accounting and economics from Clemson University in Clemson, South Carolina and is a Fellow in the Clemson Alumni Association.

Thomas Kiser, Director & President

     Mr. Kiser is a co-founder of the Company with Mr. Garces and has served as its President since the Company was organized. In 1996, Mr. Kiser founded TWK Enterprises, Inc., a real estate acquisition and development company in Atlanta, Georgia. Mr. Kiser also serves as President of TWK Enterprises, Inc., however, operations are handled by outside property management, reporting to Mr. Kiser. In 1994, Mr. Kiser formed and was president of two regional franchise companies, TC Concepts, Inc. in Orlando, Florida and MKM, Inc. in Atlanta, Georgia, which sold in 1996. From 1989 through 1991, Mr. Kiser held retail and institutional sales positions with Bear Stearns Company and Shapiro Carter and Company. In 1988, Mr. Kiser joined Marshall and Company, an Atlanta based regional investment banking firm specializing in the private placement and underwriting of securities of small-capitalization southeastern companies. From 1986 through 1988, Mr. Kiser was an assistant manager with Stuart James Co, an investment banking and brokerage company. Mr. Kiser holds a Bachelor of Science degree in economics from Vanderbilt University in Nashville, Tennessee.

Robert Goodyear, Chief Operating Officer & Secretary/Treasurer

     Mr. Goodyear joined the Company in 1999 and is the chief operating officer. In 1997 and 1998, Mr. Goodyear served as president and chief executive officer of Lumen, a Marietta, Georgia healthcare consulting firm specializing in process re-design and re-engineering, management transformation and leadership development services. From 1991 through 1996, Mr. Goodyear was senior vice-president of the Marietta based healthcare division of First Data Corp. Mr. Goodyear has also held senior marketing and sales positions with other healthcare companies such as Inforum, Inc. in Nashville, Tennessee and HBO & Co. in Atlanta. From 1981 through 1986, he served as the chief executive officer of Community Memorial Hospital in Monmouth, Illinois and during four years prior thereto was the assistant administrator and chief financial officer of St. Joseph Medical Center in Ponca City, Oklahoma. Mr. Goodyear received his Bachelor of Science degree in business administration from the University of Arkansas in Fayetteville, Arkansas and received an MBA from the University of Evansville in Evansville, Indiana. Among other activities, Mr. Goodyear is a Fellow of the Healthcare Financial Management Association and a member of the American College of Healthcare Executives.

Rita McKeown, Chief Financial Officer

     Ms. McKeown is the Company's chief financial officer.  From 1994 to
1999, Ms. McKeown served as director of finance of Transcend Services, Inc., an Atlanta Georgia healthcare company specializing in patient information management solutions for hospitals and other associated healthcare providers. From 1991 to 1994, Ms. McKeown served as director of accounting of Premier
Anesthesia, Inc.   From 1981 to 1991, Ms. McKeown held multiple senior
accounting positions with HBO & Co in Atlanta. Ms. McKeown is a Certified Public Accountant and received her Bachelor of Business Administration from Kennesaw State University in Kennesaw, Georgia.

Howard C. Chandler, Jr. M.D., Director

     Dr. Chandler is a Board Certified practicing neurosurgeon and is the President and Chief Executive Officer of the Montana Neuroscience Institute, located in Missoula, Montana. He is also founder and Chairman of Interwest Health, LLC, a managed care organization that develops and maintains networks of physicians, hospitals and ancillary health services used by insurance companies and self-insured employers. He has been the program director of the Montana Neurosurgery Symposium since 1995. Dr. Chandler holds a Bachelor of Science degree in chemistry from the University of the South in Sewanee, Tennessee where he graduated cum laude. He completed medical school at Bowman Gray School of Medicine of Wake Forest University in Winston - Salem, North Carolina. Dr. Chandler holds licenses in the states of Montana and Florida. He is a member in good standing of the American Medical Association, Montana Medical Association and the Congress of Neurological Surgeons.

Ronald J. McDaniel, Director

     Mr. McDaniel is currently an independent sales and marketing consultant. From 1998 to 1999, Mr. McDaniel was Vice President of Corporate Development of Orthalliance, Inc., an orthodontic and pediatric dental management services organization. From 1995 to 1998, he was vice president of development for TEAM HEALTH, a division of Medpartners - PPM. Prior to 1995, Mr. McDaniel was executive vice president of sales and marketing of Premier Anesthesia. He has also held senior sales positions with American Medical International and American Hospital Supply. Mr. McDaniel has also served as corporate vice president of United Western Medical Centers, a small multi-hospital system. Mr. McDaniel holds a Bachelor of Science in economics from California State University at Los Angeles and an Associate in Arts from Pasadena City College, Pasadena, California. Mr. McDaniel is a member of the National Association of Medical Marketers.

Jack Flowers, Director

     Mr. Flowers has been an independent financial consultant for approximately ten years and has over twenty-five years experience in brokerage, investment banking, and venture capital. Currently, Mr. Flowers serves as the Managing Member of the California Diversified Fund, a venture capital fund in Santa Monica, California. In 1986, Mr. Flowers joined American Film Technologies, a Wayne, Pennsylvania start-up company which had developed colorization technology for the film industry. Prior to 1986, Mr. Flowers was employed as a stockbroker by Paine Webber Jackson & Curtis in Palm Beach, Florida, Oppenheimer & Company in New York, City, and Merrill Lynch in Philadelphia, Pennsylvania. Mr. Flowers began his financial career in 1972 when he joined the brokerage firm of DuPont Glore Forgan. Mr. Flowers holds a Bachelor of Science degree in mathematics and economics from Rose Hulman Institute of Technology in Terre Haute, Indiana and is a graduate of the Scandinavian Seminar in Copenhagen, Denmark.

James Stewart, O.D., Director

     Dr. Stewart is a Doctor of Optometry and has had a private practice in Atlanta, Georgia since 1997. In 1990, Dr. Stewart was a co-founder of two Atlanta based companies, Eyecare Leasing, Inc., an optometry management and consulting company and National Vision Associates, Ltd., a retail optical concern. Dr. Stewart served as President of Eyecare Leasing, Inc. from 1990 to 1997. Eyecare Leasing, Inc. was sold to National Vision Associates, Ltd. in 1997, whose name recently was changed to VISTA Eyecare, Inc. Dr. Stewart also founded Opticare Associates, Inc., an Atlanta company specializing in the recruitment of optometrists and the management of optometry offices. Prior to 1990, Dr. Stewart was in private practice in Shelby County, Alabama and participated in a group practice at the Shelby Medical Center in Alabaster, Alabama. Dr. Stewart is a graduate of the School of Optometry at the University of Alabama at Birmingham Medical Center and received his undergraduate degree from Birmingham Southern College. Dr. Stewart holds several certifications and licenses from various agencies and boards including certification from the therapeutic Management for Optometrists and the National Board of examiners in Optometry. Dr. Stewart serves on the Board of the Georgia Society to Prevent Blindness and is an active member of several associations including the Better Vision Institute and the American Optometric Association.

Richard M. Jackson, Director

     Mr. Jackson is currently the President of Surgical Information Systems. Mr. Jackson founded the company in 1997. In 1992, Mr. Jackson co-founded Premier Ambulatory Surgery Center out of Pasadena, CA, which became the 3rd largest surgery center company in America and recently became a part of HealthSouth. In 1987, Mr. Jackson founded and served as chairman of the board of a hospital staffing firm that subsequently became Premier Anesthesia, one of the largest anesthesia contract management firms in the industry. In 1978, Mr. Jackson founded Jackson & Coker, a physician recruiting firm.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered during the fiscal year ended September 30, 1999.


Name & Position                             Year  Salary
---------------                             ----  -------
Robert D. Garces, Chairman & Chief
   Executive Officer                        1999  $34,615

Thomas W. Kiser, Director & President       1999  $40,385

Robert Goodyear, Chief Operating Officer
   & Secretary/Treasurer                    1999  $52,250


Stock Warrant Grants

     The Company granted Mr. Flowers, a board member, warrants to purchase 33,444 shares of Common Stock at $.70 per share in return for certain advisory and consulting services. The Company has recognized approximately $60,200 of consulting fees in connection with these warrants during the period from inception (September 30, 1998) through September 30, 1999.



ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Relationships

     Robert D. Garces and Howard Chandler, Jr. are brothers-in-law.

Related Transactions

     Robert Garces is a stockholder in SpecialNet, Inc., the corporation from which the Company subleases its executive offices and is obtaining an access to providers of healthcare services in the State of Georgia. While the terms of these transactions have not been negotiated at arms-length, the Company believes that the terms are or will be comparable to what it could obtain in arms-length transactions.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

     The Company is authorized to issue 10,000,000 shares of Common Stock, $.001 par value per share, of which, 1,099,800 were outstanding as of February 29, 2000. The Company has reserved 400,000 shares of the Common Stock in connection with a stock option plan. Options under the plan will be issued to directors, executives, employees and consultants providing valuable services to the Company (See footnote 5 to the table under "Security Ownership of Certain Beneficial Owners and Management" on page 12). The options may be incentive stock options or non-qualified stock options. The Company believes that the plan will encourage individuals associated with the Company to invest in shares of the Company's Common Stock, thereby acquiring a proprietary interest in its business and an increased personal interest in its success and progress. If any change is made in the stock subject to any options granted under the plan (through merger, consolidation, reorganization, re-capitalization, stock dividend, split-up, combination shares, change in corporate structure or otherwise), it is anticipated that the plan will provide that appropriate adjustments will be made to the maximum number of shares subject to the plan and the number of shares and exercise price per share of stock subject to any outstanding options.

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of the dissolution, liquidation or winding-up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company. Shareholders are not entitled to accumulate their votes in any election. Holders of Common Stock have no preemptive rights or other rights to subscribe or convert shares of Common Stock into other securities. All shares of Common Stock outstanding are fully paid and non-assessable.

                                   PART II.


ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Currently, there is no public trading market for the Company's Common Stock. The Company intends to apply through a National Association of Securities Dealers (NASD) market maker to have the Common Stock traded on the NASDAQ Over-The-Counter Electronic Bulletin Board after meeting the filing requirements with the Securities and Exchange Commission. However, no assurance can be given that such application will be approved or, if approved, it is uncertain that an active public trading market will develop. A public market for the Company's Common Stock may not develop or be sustained in the future even if the Company issues equity securities publicly. As of February 29, 2000, there were 135 record holders of the Company's Common Stock. The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not currently involved in any litigation or legal proceedings and is not aware of any litigation or legal proceeding threatened against it.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     The Company sold a total of 359,800 shares of its common stock at $2.50 per share to individual investors for an aggregate of $900,000, pursuant to the exemption set forth in Regulation D, Rule 504 detailed in the table below.

--------------------------------------------------------------------------
      Date                           Title           Shares of Common Stock
---------------------------------------------------------------------------
May 13, 1999                     Common Stock               109,000
---------------------------------------------------------------------------
May 24, 1999                     Common Stock               103,600
---------------------------------------------------------------------------
July 22, 1999                    Common Stock                80,000
---------------------------------------------------------------------------
August 20, 1999                  Common Stock                 5,000
---------------------------------------------------------------------------
August 23, 1999                  Common Stock                39,500
---------------------------------------------------------------------------
September 30, 1999               Common Stock                22,700
---------------------------------------------------------------------------


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 14-2-851 through 14-2-859 of the Official Code of Georgia Annotated (effective July 1, 1989) authorize the Company to indemnify its directors, officers, employees and agents in certain circumstances. The Bylaws of the Company require the Company to indemnify each person to the fullest extent permitted by Georgia law who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another person or entity, whether the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as a director, officer, employee or agent, except that any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only shall only be indemnified if such proceeding (or part thereof) was authorized by the Board of

Directors. Notwithstanding the foregoing, if a claim for indemnification is not paid in full by the Company within thirty days after a written claim has been received by the Company, the claimant may sue the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim.

     The right to indemnification conferred by the Company's Bylaws constitutes a contract right and includes the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if Georgia law so requires, the payment of such expenses incurred by a director or officer solely in his or her capacity as a director or officer in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified.

     The Company's Bylaws also permit the Company to maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or any other person or enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under Georgia law.

     The Company's Articles of Incorporation provide that a Director of this Corporation shall not be personally liable to the Corporation or its Shareholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any appropriation, in violation of his duties, of any business opportunity of the Corporation, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the type of liability set forth under Section 14-2-832 of the Georgia Business Corporation Code, or (iv) for any transaction from which the Director received an improper personal benefit.

INDEX TO FINANCIAL STATEMENTS

     The following financial statements are filed with this report:

     Report of Ernst & Young LLP, Independent Auditors.............21

     Balance Sheets................................................22

     Statements of Operations......................................23

     Statements of Stockholders' Equity............................24

     Statements of Cash Flows......................................25

     Notes to Financial Statements.................................26

                           ALLIANCE HEALTHCARD, INC.


                             FINANCIAL STATEMENTS


            FOR THE THREE MONTHS ENDED DECEMBER 31, 1999 (UNAUDITED)

                                      AND

           FOR THE PERIOD FROM INCEPTION (SEPTEMBER 30, 1998) THROUGH
                          SEPTEMBER 30, 1999 (AUDITED)

                                      AND

           FOR THE PERIOD FROM INCEPTION (SEPTEMBER 30, 1998) THROUGH
                         DECEMBER 31, 1999 (UNAUDITED)

                                      AND

          FOR THE PERIOD FROM INCEPTION (SEPTEMBER 30, 1998) THROUGH
                          DECEMBER 31, 1998 (AUDITED)


                                      WITH


           REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT THEREON

                         Report of Independent Auditors



The Board of Directors and Stockholders
Alliance HealthCard, Inc.

We have audited the accompanying balance sheets of Alliance HealthCard, Inc. (a Development Stage Company) as of September 30, 1999 and the related statements of operations, stockholders' equity and cash flows for the period from inception (September 30, 1998) through September 30, 1999 and for the period from inception (September 30, 1998) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance HealthCard, Inc. at September 30, 1999 and the results of its operations and its cash flows for the period from inception (September 30, 1998) through September 30, 1999 and for the period from inception (September 30, 1998) through December 31, 1998 in conformity with accounting principles generally accepted in the United States.


                                                  Ernst & Young LLP


Atlanta, Georgia
March 20, 2000

                           Alliance HealthCard, Inc.
                         (A Development Stage Company)
                                 Balance Sheets


                                                   September 30,  December 31,
                                                      1999           1999
                                                   ------------   -----------
                                                                  (Unaudited)
Assets
Current assets:
  Cash and cash equivalents                         $  532,782   $  339,343
  Other current assets                                   2,277       16,598
                                                    ----------   ----------
Total current assets                                   535,059      355,941
                                                    ----------   ----------

Furniture and equipment, net                             9,176       12,612
Other assets                                                 -        6,358
                                                    ----------   ----------
Total assets                                        $  544,235   $  374,911
                                                    ==========   ==========

Liabilities and stockholders' equity

Accounts payable                                    $   27,259   $   31,676
Accrued salaries and benefits                           51,436       44,634
Current portion of capital lease obligations             3,132        2,957
Other accrued liabilities                                    -        1,620
                                                    ----------   ----------
Total current liabilities                               81,827       80,887

Capital lease obligation                                 4,523        4,395

Commitments

Stockholders' equity:
  Common stock, $.001 par value; 10,000,000
      shares authorized; 1,099,800 shares issued
      and outstanding at September 30, 1999 and
      December 31, 1999                                  1,100        1,100
  Additional paid-in-capital                         1,014,010    1,014,010
  Deficit accumulated during development stage        (557,225)    (725,481)
                                                    ----------   ----------
Total stockholders' equity                             457,885      289,629
                                                    ----------   ----------
Total liabilities and stockholders' equity          $  544,235   $  374,911
                                                    ==========   ==========

See accompanying notes.

                           Alliance HealthCard, Inc.

                         (A Development Stage Company)

                            Statements of Operations


                                Period              Period
                                 From                From                                  Period
                              Inception           Inception                           From Inception
                            (September 30,       (September 30,      Three Months      (September 30,
                            1998) Through        1998) Through          Ended          1998) Through
                             September 30,        December 31,       December 31,       December 31,
                                 1999                1998                1999              1999
                            -------------------------------------------------------------------------
                                                                      (Unaudited)       (Unaudited)
Net revenue                    $       -           $      -           $       -           $       -

Expenses:
   Personnel                     275,660              7,400             120,823             396,483
   Provider network
    development                   15,240                  -               2,886              18,126
   Sales and marketing            15,869                  -               3,517              19,386
   General and
    administrative               255,244              2,101              44,857             300,101
                           ------------------------------------------------------------------------

Operating loss                  (562,013)            (9,501)           (172,083)           (734,096)

Interest income                    4,788                  -               3,827               8,615
                           ------------------------------------------------------------------------

Net loss                       $(557,225)           $(9,501)          $(168,256)          $(725,481)
                           ========================================================================


See accompanying notes

                           Alliance HealthCard, Inc.
                         (A Development Stage Company)

                       Statements of Stockholders' Equity

                                                                                                             Deficit
                                                                                                           Accumulated
                                                   Membership Units          Common Stock      Additional    During       Total
                                                  ------------------------------------------    Paid-In    Development Stockholders'
                                                  Units       Amount       Shares     Amount    Capital       Stage       Equity
                                                  ---------------------------------------------------------------------------------
Balance at September 30, 1998 (inception)                -   $       -           -    $    -   $        -   $       -  $       -
 Issuance of membership units to
   founders on September 30, 1998                  580,000           -           -         -            -           -          -
 Issuance of membership units on
   December 8, 1998 ($.50 per unit)                 60,000      30,000           -         -            -           -     30,000
 Issuance of membership units
   on December 15, 1998 ($.70 per unit)             32,000      22,500           -         -            -           -     22,500
 Issuance of membership units
   on February 26, 1999 ($.70 per unit)             68,000      47,500           -         -            -           -     47,500
 Transfer of membership units to
   common stock and change in
   corporate tax status                           (740,000)   (100,000)    740,000       740       99,260           -          -
 Sale of stock ($2.50 per share), net
   of offering costs                                     -           -     359,800       360      854,550           -    854,910
 Stock warrants granted on September 30,
   1999 ($.70 per unit)                                  -           -           -         -       60,200           -     60,200
 Net loss                                                -           -           -         -            -    (557,225)  (557,225)
                                                  -------------------------------------------------------------------------------
Balance at September 30, 1999                            -           -   1,099,800     1,100    1,014,010    (557,225)   457,885
Net loss (unaudited)                                     -           -           -         -            -    (168,256)  (168,256)
                                                  -------------------------------------------------------------------------------
Balance at December 31, 1999 (unaudited)                 -   $       -   1,099,800    $1,100   $1,014,010   $(725,481) $ 289,629
                                                  ===============================================================================

See accompanying notes.

                           Alliance HealthCard, Inc.
                         (A Development Stage Company)

                            Statements of Cash Flows


                                             Period From
                                              Inception         Period From Inception                        Period From Inception
                                            (September 30,       (September 30, 1998)       Three Months      (September 30, 1998)
                                            1998) Through              Through                 Ended                 Through
                                          September 30, 1999      December 31, 1998       December 31, 1999     December 31, 1999
                                       -------------------------------------------------------------------------------------------
                                                                                            (Unaudited)            (Unaudited)
Cash flows from operating activities
Net loss                                     $ (557,225)              $(9,501)               $(168,256)             $ (725,481)
Adjustments to reconcile net loss to
 net cash used in operating activities:
  Depreciation and amortization                   2,109                     -                    1,022                   3,131
  Warrants issued in connection
   with consulting services                      60,200                     -                        -                  60,200
  Change in operating assets and
   liabilities:
     Prepaid expenses                                 -                  (720)                 (16,598)                (16,598)
     Deposits                                    (2,277)                    -                   (4,080)                 (6,357)
     Accounts payable                            26,859                 4,814                    4,417                  31,276
     Accrued wages                               51,836                     -                        -                  51,836
     Other accrued expenses                           -                     -                   (5,182)                 (5,182)
                                       ---------------------------------------------------------------------------------------
Net cash used in operating activities          (418,498)               (5,407)                (188,677)               (607,175)
                                       ---------------------------------------------------------------------------------------
Cash flows from investing activities
Purchase of equipment                            (1,894)                 (473)                  (4,458)                 (6,352)
                                       ---------------------------------------------------------------------------------------
Net cash used in investing activities            (1,894)                 (473)                  (4,458)                 (6,352)
                                       ---------------------------------------------------------------------------------------
Cash flows from financing activities
Sale of membership units                        100,000                52,500                        -                 100,000
Sale of stock and other issuances               854,910                     -                        -                 854,910
Repayment of capital lease obligation            (1,736)                    -                     (303)                 (2,039)
                                       ---------------------------------------------------------------------------------------
Net cash provided by (used in)
 financing activities                           953,174                52,500                     (303)                952,871
                                       ---------------------------------------------------------------------------------------
Net increase (decrease) in cash                 532,782                46,620                 (193,438)                339,344
Cash at beginning of period                           -                     -                  532,782                       -
                                       ---------------------------------------------------------------------------------------
Cash at end of period                        $  532,782               $46,620                $ 339,344              $  339,344
                                       =======================================================================================

See accompanying notes.

                           Alliance HealthCard, Inc.
                         (A Development Stage Company)

                         Notes to Financial Statements

                    September 30, 1999 and December 31, 1999

   (Information pertaining to December 31, 1999 and the period from inception (September 30, 1998) through December 31, 1999 and the three months ended
                        December 31, 1999 is unaudited)



1. Description of the Business

Alliance HealthCard, Inc. (the "Company") was organized on September 30, 1998 to provide comprehensive health care services through provider networks at discounts to patients for services not covered by their primary health insurance. The Company was originally formed as a limited liability corporation and was reorganized into a Georgia corporation in February 1999. The Company's operations to date have been focused on organizational and market development activities; therefore, the Company is considered a development stage company for financial reporting purposes.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results inevitably will differ from those estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents

For the purposes of the balance sheets and statements of cash flows, the Company considers investments purchased with a maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation (which includes amortization of assets under capital leases) is computed on a straight-line basis based on management's estimates of the useful lives of the assets (or the term of the related lease, if less), which range from three to five years.

Stock Options

Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", encourages but does not require companies to record compensation cost for their employee stock compensation plans at the fair value of the options granted. The Company has elected to measure compensation costs for stock-based compensation plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

Income Taxes


Prior to February 1999, the Company was a limited liability corporation and therefore, the owners assumed responsibility for the income taxes of the Company. Deferred taxes arise primarily from the recognition of revenues and expenses in different periods for income tax and financial reporting purposes.

3. Furniture and Equipment

Furniture and equipment consists of the following at December 31, 1999 and September 30, 1999:

                                                          September 30,          December 31,
                                                              1999                   1999
                                                      ------------------------------------------

Furniture                                                   $   804                $ 5,262
Equipment                                                     1,090                  1,090
Equipment under capital leases                                9,391                  9,391
                                                      ------------------------------------------
                                                             11,285                 15,743
Less:  accumulated depreciation and amortization             (2,109)                (3,131)
                                                      ------------------------------------------
                                                            $ 9,176                $12,612
                                                      ==========================================

4.  Stockholders' Equity

On April 19, 1999, the Company filed an Offering Memorandum under Regulation D of the Securities Act of 1933. The Company sold 360,000 shares of its common stock for an offering price of $900,000 less $45,090 of related expenses.

The Company granted a certain board member warrants to purchase 33,444 shares of Common Stock at $.70 per share in return for certain advisory and consulting services. The Company has recognized approximately $60,200 of consulting fees in connection with these warrants during the period from inception (September 30, 1998) through September 30, 1999.

5. Stock Options

In conjunction with certain employment agreements, the Company granted stock options relating to 51,500 shares of common stock during the period from inception (September 30, 1998) through September 30, 1999. The Company granted a certain board member stock options relating to 20,000 shares of Common Stock during the period October 1, 1999 through December 31, 1999. The Company has reserved 400,000 shares of the Common Stock in connection with a stock option plan. At December 31, 1999, there were 328,500 shares available for future issuance, in connection with the Company stock option plan. The vesting schedules relating to these options range from immediate vesting to a three year vesting period. The Company has no formal plan relating to its options.

The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted under the fair value method.

The fair value of each option is estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants in the period from inception (September 30, 1998) through September 30, 1999 and the three months ended December 31, 1999:

                                       September 30,         October 1,
                                       1998 through        1999 through
                                       September 30,        December 31,
                                           1999                 1999
                                     -------------------------------------
Expected volatility                        .01                 .01
Dividend yield                              0%                  0%
Risk free interest rate                     6%                  6%
Expected lives                              5 years             5 years

For purposes of fair value disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods. The Company's pro forma net loss for the period from inception (September 30, 1998) through September 30, 1999, as determined using the fair value method of accounting of Statement 123, was $502,828. The Company's pro forma net loss for the three months ended December 31, 1999 as determined using the fair value method of accounting of Statement 123, was $169,869.

Information regarding the options is as follows:

                                         Weighted Average        Options           Options
                                          Exercise Price       Outstanding       Exercisable
                                     ----------------------------------------------------------
Balance, at inception (September 30,
 1998)                                         $  -                   -                 -
Granted                                         2.58             51,500                 -
Became exercisable                              2.50                  -            15,000
                                                           ------------------------------------
Balance, September 30, 1999                     2.58             51,500            15,000
Granted                                         2.50             20,000                 -
                                                           ------------------------------------
Balance, December 31, 1999                      2.56             71,500            15,000
                                                           ====================================

The aggregate fair value of options granted from inception (September 30, 1998) through September 30, 1999 and during the three months ended December 31, 1999
is $8,655 and $13,000, respectively.   The following table summarizes
information about stock options outstanding at September 30, 1999 and December 31, 1999:

                                                          September 30, 1999      December 31, 1999
                                                      ------------------------------------------------
Range of exercise price                                      $2.50 - $5.00           $2.50 - $5.00
Number outstanding                                              51,500                  71,500
Weighted average remaining contractual life                     5 years                 5 years
Weighted average exercise price                                  $2.58                   $2.56

6. Income Taxes

Effective February 1999, the Company changed its corporate tax status from a limited liability corporation to a C corporation. As a result of this change, the Company became liable for income taxes. Accordingly, as required by generally accepted accounting principles, the Company recorded deferred tax assets and liabilities on temporary differences between the income tax basis and book basis of certain assets and liabilities as of the date of change. The effect of recording these net deferred tax assets has been accounted for as a cumulative effect adjustment upon the results of operations for the period from inception (September 30, 1998) through September 30, 1999. The impact on net loss was zero due to the establishment of a valuation allowance relating to the net deferred tax assets.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of September 30, 1999 and December 31, 1999 are as follows:

                                                        September 30, 1999    December 31, 1999
                                                        ---------------------------------------
      Deferred tax assets:
      Net operating loss carryforwards                    $ 168,876            $ 234,396
      Other                                                   4,303                    -
                                                        ---------------------------------------
      Gross deferred tax asset                              173,179              234,496

      Less valuation allowance                             (173,179)            (234,496)
                                                        ---------------------------------------
      Net deferred tax assets                             $       -            $       -
                                                        =======================================

Significant components of the provision for income taxes are as follows:

                                         Period from
                                      September 30, 1998                Three months ended
                                           through             -------------------------------------
                                        September 30,          December 31,          December 31,
                                             1999                  1998                  1999
                                   -----------------------------------------------------------------
Deferred
  Federal                                 $ 150,976              $       -             $ 53,456
  State                                      22,203                      -                7,861
                                   -----------------------------------------------------------------

Total income tax benefit                    173,179                      -               61,317

Less valuation allowance                   (173,179)                     -              (61,317)
                                   -----------------------------------------------------------------
                                          $       -              $       -             $      -
                                   =================================================================


A valuation allowance has been provided because realization of the deferred tax assets is uncertain. The effective tax rate varied from the statutory federal rate due to the impact of changes in the valuation allowance.

The Company has net operating loss carryforwards available to offset future taxable income of approximately $601,000 and $433,000 at December 31, 1999 and September 30, 1999 respectively, which expire in 2019.

7. Related Party Transactions

Alliance HealthCard, Inc. subleases its office space on a month to month basis from an affiliated company. The Company expensed approximately $18,000 for the period from inception (September 30, 1998) through September 30, 1999 and $11,555 for the three months ended December 31, 1999 and relating to office rent and related equipment usage.

During the period from inception (September 30, 1998) through September 30, 1999 and for the three months ended December 31, 1999, the Company expensed approximately $15,000 and $370, respectively, relating to printing, graphic design, trademark fee and contract services provided by an affiliated company.

8.  Equipment Leases

The Company leases certain equipment under capital leases and non-cancelable operating lease agreements which expire on various dates through 2002. At September 30, 1999 and December 31, 1999, minimum annual rental commitments under capital leases and non-cancelable operating leases with terms in excess of one year are as follows:

                                                        September 30, 1999           December 30, 1999
                                                     -----------------------------------------------------
                                                     Capital        Operating      Capital       Operating
                                                      Leases         Leases        Leases         Leases
                                                     -----------------------------------------------------
2000                                                 $ 4,282         $  924        $3,212         $  693
2001                                                   4,282            924         4,282            924
2002                                                   1,910            308         1,910            308
                                                     ---------------------------------------------------
Total minimum lease payments                          10,474         $2,156         9,404         $1,925
                                                                     ======                       ======
Less:  amounts representing interest                   2,819                        2,052
                                                     -------                       ------
Present value of net minimum lease payments          $ 7,655                       $7,352
                                                     =======                       ======

Assets acquired under non-cancelable capital leases consist of computer equipment with an aggregate cost of $9,391 at September 30, 1999 and December 31, 1999 and accumulated amortization of $1,827 at September 30, 1999 and $2,610 at December 31, 1999. Amortization of leased assets is included in depreciation expense.

Rent expense related to operating leases amounted to $693 for the period from inception (September 30, 1998) through September 30, 1999 and $0 and $231 for the period from inception through December 31, 1998 and the three months ended December 31, 1999, respectively.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 ALLIANCE HEALTHCARD, INC.

Dated:  March 17, 2000

                                        By /s/ Robert D. Garces
                                      ----------------------------
                                            Robert D. Garces
                                       Chairman of the Board and
                                         Chief Executive Officer

                                   PART III.
                                 EXHIBIT INDEX



Item 1.  Index to Exhibits

  Exhibit No.    Description
  ----------     -----------

  2.1            Articles of Incorporation of the Company
  2.2            Bylaws of the Company
  3.2            Specimen Certificate of Common Stock
  6.1            Form of Broker Agreement
  6.2            Form of Network Agreement
  6.3            Form of Provider Agreement
  27             Financial Data Schedule


                                       1